UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YAK COMMUNICATIONS INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

984208 20 7

(CUSIP Number)

Anthony Lacavera

Chief Executive Officer

Globalive Communications Corp.

60 Adelaide Street East, 6th Floor

Toronto, Ontario M5C 3E4 Canada

(416) 640-1088

With a Copy to:

Kevin K. Rooney, Esq.

Michael F. Hayden, Esq.

Hayden Bergman Rooney,

Professional Corporation

150 Post Street, Suite 650

San Francisco, CA 94108

(415) 692-3310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984208 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Globalive Communications Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only:

4.	Source of Funds (See Instructions)

WC and BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Province of Nova Scotia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

None
8. Shared Voting Power

6,496,700*
9. Sole Dispositive Power

None
10. Shared Dispositive Power

6,496,700*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,496,700*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

N/A
13.	Percent of Class Represented by Amount in Row (11)

50.1%**
14.	Type of Reporting Person (See Instructions)

CO

*	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Support and Exchange Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Globalive Communications Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 12,965,250 shares of common stock of Yak Communications Inc. outstanding as of September 20, 2006 as set forth in the Merger Agreement (as defined below).

Item 1. Security and Issuer

This Statement on Schedule 13D (“Statement”) relates to shares of common stock, no par value per share (the “Shares”), of Yak Communications Inc., a Florida corporation (the “Company”), which has its principal executive offices at 300 Consilium Place, Suite 500, Toronto, Ontario M1H 3G2 Canada.

Item 2. Identity and Background

This Statement is being filed by Globalive Communications Corp., a Nova Scotia unlimited liability company (“Globalive”). Globalive’s principal place of business and office address is 60 Adelaide Street East, 6th Floor, Toronto, Ontario M5C 3E4 Canada. The name, citizenship, business address, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Globalive is set forth on Schedule I hereto and incorporated herein by reference.

Neither Globalive, nor, to its knowledge, any person listed on Schedule I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Offer (as defined below) is not conditioned upon Globalive’s or the Offeror’s (as defined below) ability to finance the purchase of Shares pursuant to the Offer. Globalive estimates that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer will be approximately $69 million, including related transaction fees and expenses. Such funds will be made available to Globalive from the Senior Loans (as defined below) and Subordinated Loans (as defined below) as well as from internal cash resources of Globalive.

Globalive has obtained (A) a senior debt financing commitment from The Toronto-Dominion Bank (“TD Bank”) and Canadian Imperial Bank of Commerce (“CIBC” and together with TD Bank, the “Senior Lenders”) to provide Globalive with up to Canadian $65 million (or the U.S. Dollar equivalent thereof) in senior secured debt financing in connection with the Offer in the form of (i) a three-year term loan facility in the amount of Canadian $45 million (or the U.S. Dollar equivalent thereof; the “Term Loan”); (ii) a 364-day revolving loan facility in the amount of Canadian $10 million (or the U.S. Dollar equivalent thereof; the “Revolving Loan”); and (iii) a 7-day non-revolving bridge loan facility in the amount of Canadian $10 million (or the U.S. Dollar equivalent thereof; the “Bridge Loan” and together with the Term Loan and the Revolving Loan, the “Senior Loans”) and (B) a subordinated debt financing commitment from CIBC and Roynat Capital (“Roynat” and together with CIBC, the “Subordinated Lenders”) to provide Globalive with up to Canadian $10 million (or the U.S. Dollar equivalent thereof) in subordinated secured debt financing in connection with the Offer in the form of a 54-month term loan facility (the “Subordinated Loans”). A Commitment Letter for the Senior Loans is attached hereto as Exhibit 1 and a Commitment Letter for the Subordinated Loans is attached hereto as Exhibit 2. The funds will be used to finance the transaction contemplated under the Agreement and Plan of Merger, dated as of September 20, 2006 (as it may be amended from time to time, the “Merger Agreement”), by and among Globalive, Yakquisition Corp., a Delaware corporation and wholly-owned subsidiary of Globalive (the “Offeror”), and the Company and, to the extent not utilized for that purpose following the completion of such transaction, for working capital requirements and other general corporate purposes. Availability of the Senior Loans and the Subordinated Loans will be subject to certain customary conditions, and Globalive must comply with certain customary financial and other covenants and reporting obligations under the credit documentation which will govern and evidence the Senior Loans and the Subordinated Loans, respectively.

The Shares to which this Statement relates have not been purchased by Globalive or the Offeror. As an inducement for Globalive to enter into the Merger Agreement and in consideration thereof, certain directors, officers and other shareholders of the Company entered into support and exchange agreements dated as of September 19, 2006, with respect to an aggregate of 6,496,700 Shares (the “Support and Exchange Agreements”). Globalive did not pay additional consideration to these shareholders in connection with the execution and delivery of the Support and Exchange Agreements. For a description of the Support and Exchange Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction

On September 20, 2006, Globalive, the Offeror and the Company entered into the Merger Agreement, which provides for the commencement of a cash tender offer (as it may be amended from time to time as permitted by the Merger Agreement, the “Offer”) by the Offeror to purchase all Shares of the Company, at a price of $5.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes (such price, or any such higher price per Share as may be paid in the Offer, the “Offer Price”).

The Offer is subject to the conditions, among others, that (i) prior to the expiration of the Offer there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with the Shares then owned by Globalive and the Offeror, represents at least 80% of the total number of outstanding Shares on a fully-diluted basis (the “Minimum Condition”), and (ii) receipt of approval of the United States Federal Communications Commission for transfer of control of the Company’s subsidiary Yak Communications (America) Inc. and its Section 214 license.

If, at the initial expiration of the Offer or any permitted or required extension thereof, more than 50% of the Shares on the expiration date of the Offer, as it may be extended, have been tendered and not withdrawn, the Company has granted Globalive and the Offeror the irrevocable option to purchase newly-issued Shares for a consideration per Share equal to the Offer Price but only to the extent necessary to cause the Offeror to own one share more than 80% of the Shares, after such issuance.

The Merger Agreement provides, among other things, that, after the consummation of the Offer and subject to certain conditions, the Offeror will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company, Globalive or the Offeror, all of which Shares will be cancelled and retired and shall cease to exist), will be converted into the right to receive the Offer Price in cash, without interest.

The directors and officers of Offeror immediately prior to the Effective Time shall be the directors and officers from and after the Effective Time of the Surviving Corporation until their respective successors are duly elected, designated or qualified. Globalive anticipates that, if the Merger is completed in accordance with the Merger Agreement, the Company will be a wholly-owned subsidiary of Globalive, that Globalive will seek to cause the Shares to be delisted from quotation on the Nasdaq Global Market and that the Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The purpose of the Offer will be to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Globalive intends to consummate the Merger as promptly as practicable. If the Minimum Condition is satisfied, we believe the Offeror will have sufficient voting power to cause a short-form merger under the Florida Business Corporation Act (“FBCA”) without the affirmative vote of any other shareholders. Under the FBCA, the approval of the Board of Directors of the Company is required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger. The Board of Directors of the Company has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger.

In connection with the Merger Agreement, and in order to induce Globalive and Offeror to enter into the Merger Agreement, Anthony Heller, Charles Zwebner, David and Dina Brothman, David Heller, Evelyn Gestetner, Helmsbridge Holdings Limited, Joseph Genova, Lipmann Heller, Rushlade Investments Limited, Snowdon Investments Limited, Summertime Limited,

Wynnefield Capital Management LLC and Kevin Crumbo (the “Tendering Shareholders”), certain of whom are directors and/or officers of the Company, in their respective capacities as shareholders of the Company, concurrently with the execution and delivery of the Merger Agreement, entered into the Support and Exchange Agreements with Globalive, pursuant to which such shareholders agreed, among other things, to tender the shares held by them in the Offer and to vote such shares in favor of adoption of the Merger Agreement, all upon the terms and subject to the conditions set forth in such Support and Exchange Agreements. Such shareholders collectively hold a majority ownership interest in Yak. Each Tendering Shareholder has agreed that, unless their respective Support and Exchange Agreement is terminated as described below, they will not (i) transfer (which term shall include, without limitation, any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to any transfer of, any or all of its Shares or any interest therein, or create or permit to exist any encumbrance on such Shares, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of its Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to its Shares, (iv) deposit its Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, or (v) take any other action, other than in such Tendering Shareholder’s capacity as an officer or director of the Company, that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement. The Support and Exchange Agreements terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with the terms of the Merger Agreement, (ii) the Effective Time or (iii) at the election of the Tendering Shareholder, upon written notice to Globalive, at any time after January 31, 2007 (December 29, 2006 in the case of Wynnefield Capital Management LLC). In connection with the Support and Exchange Agreements, each Tendering Shareholder also delivered to Globalive an irrevocable proxy with respect to his or its Shares subject to the Support and Exchange Agreement, allowing Anthony Lacavera and Brice Scheschuk, the Chief Executive Officer and Chief Financial Officer of Globalive, respectively, to vote (i) in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement. The proxy terminates on (i) such date and time as the Merger Agreement shall have been terminated pursuant to its terms, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (iii) such date and time as any amendment or change to the Merger Agreement is effected without the Tendering Shareholder’s consent that (A) decreases the Offer Price or (B) materially and adversely affects the Tendering Shareholder, or (iv) at the election of the Tendering Shareholder, upon written notice to Globalive, at any time after January 31, 2007 (December 29, 2006 in the case of Wynnefield Capital Management LLC).

Other than changes described in this Item 4, it is contemplated that the business and operations of the Company will be continued substantially as they are currently being conducted. The Offeror currently intends to maintain the Company’s headquarters in Toronto, Ontario. Offeror will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Offeror intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization, indebtedness and management with a view to optimizing development of the Company’s potential in conjunction with Globalive’s existing business. Notwithstanding the foregoing, it is expected that, prior to or concurrently with the Merger, the Company will sell the assets of Yak Communications (America) Inc.

The above is a summary of the material provisions of the Merger Agreement and Support and Exchange Agreements. These summaries are qualified in their entirety by the Merger Agreement and the form of the Support and Exchange Agreement, which are filed herewith as Exhibit 3 and 4, respectively, by reference to their filing as Exhibits 2.1 and 4.1, respectively, to the Current Report on Form 8-K filed by the Company on September 22, 2006.

Except as set forth in this Statement (including any information incorporated herein by reference) and in connection with the transaction described above, Globalive does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, Globalive, by reason of the execution and delivery of the Support and Exchange Agreements, may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the 6,496,700 Shares which are subject to the Support and Exchange Agreements, which represent approximately 50.1% of the outstanding Shares.

With respect to the 6,496,700 Shares, Globalive has shared power to dispose of or to direct the disposition of such Shares and shared power to vote or direct the vote of such Shares. Except as set forth in this Item 5, Globalive does not, nor to its knowledge, does any person listed in Schedule 1 hereto, own beneficially any Shares. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Globalive that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except for the execution and delivery of the Support and Exchange Agreements and the Merger Agreement, no transactions relating to the Shares were effected by Globalive or, to its knowledge, by any person listed in Schedule I hereto, during the 60 days prior to the date hereof.

(d) Not applicable.

(e) Not applicable.

References to, and descriptions of, the Merger Agreement and the Support and Exchange Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the form of the Support and Exchange Agreement, respectively, which are filed herewith as Exhibit 3 and 4, respectively, by reference to their filing as Exhibits 2.1 and 4.1 to the Current Report on Form 8-K filed by the Company on September 22, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by this reference in this Item 6. To the best knowledge of Globalive, except as otherwise described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Commitment Letter, dated September 27, 2006 by and among Globalive, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce.

Exhibit 2: Commitment Letter, dated October 2, 2006 between Globalive and Canadian Imperial Bank of Commerce and Roynat Capital.

Exhibit 3: Agreement and Plan of Merger, dated September 20, 2006, among Globalive, Offeror and the Company (incorporated herein by reference to Exhibit 2.1 to Company’s Current Report on Form 8-K dated September 22, 2006).

Exhibit 4: Form of Support and Exchange Agreement between Globalive and certain shareholders of the Company (incorporated herein by reference to Exhibit 4.1 to Company’s Current Report on Form 8-K dated September 22, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

Dated: October 2, 2006

GLOBALIVE COMMUNICATIONS CORP.

By:	/s/ ANTHONY LACAVERA
Name:	Anthony Lacavera
Title:	Chief Executive Officer

SCHEDULE I

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF GLOBALIVE COMMUNICATIONS CORP.

The following list sets forth the name, citizenship, present principal employment or occupation and the name and principal business and address of any corporation or other organization in which such employment is conducted of each director and officer of Globalive Communications Corp. Unless otherwise indicated, the current business address of each person is 60 Adelaide Street East, 6th Floor, Toronto, Ontario M5C 3E4 Canada. Unless otherwise indicated, each director and officer is a citizen of Canada.

Name	Position and Principal Occupation
Anthony Lacavera	Director and Chief Executive Officer

Brice Scheschuk	Chief Financial Officer

Ezio D’Onofrio	President and Chief Operating Officer

John Doran	Secretary

Mitchel Smith	Director; Vice President National Matching Services Inc.; 20 Holly Street, Suite 301, Toronto, ON M5C 3E4 Canada

Rafael Galicot	Director; Director and Secretary of BBG Communications, Inc.; 1658 Gailes Blvd, Suite B, San Diego, CA 92154; U.S. and Mexican Citizenship